

July 12, 2012

Via E-mail
Robert A. Riecker
Interim Financial Officer
Sears Hometown and Outlet Stores, Inc.
3333 Beverly Road
Hoffman Estates, Illinois 60179

> **Re: Sears Hometown and Outlet Stores, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 3, 2012**
> **File No. 333-181051**

Dear Mr. Riecker:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 54

Business Segment Results, page 60

Sears Hometown and Hardware, page 60

13 Week Period Ended April 29, 2012 Compared to 13 Week Period Ended April 30, 2011, page 60

1. We have reviewed your response and revisions made in response to comment 5 from our letter dated June 26, 2012. We understand from your response that your discussion of the increase in sales from comparable stores and the increase in sales from new stores include items that had not yet been delivered to your customers at the period end. If our understanding is correct, it appears that the increase in sales upon which you base your

analysis represents non-GAAP numbers. Please tell us why you have not netted the unsold items against the disclosed sales amounts for comparable stores and new stores to explain to your investors the extent to which changes in your aggregate GAAP net sales amounts are due to changes in GAAP net sales from comparable stores or GAAP net sales from new stores. If applicable, apply this comment to all periods discussed and all segments.

Security Ownership of Certain Beneficial Owners and Management, page 84

2. Please update the disclosure in this section to show beneficial ownership as of a more recent most practicable date.

Financial Statements, page F-1

Combined Balance Sheets, page F-4

3. We have reviewed your response to comment 10 from our letter dated June 26, 2012. We note your statement that the Sears Hometown and Hardware and the Sears Outlet businesses were fully integrated within Sears Holdings' systems; however, the meaning of this statement is unclear to us since we assume that Sears Holdings maintains some level of accounting records below the consolidated entity. In this regard, we note from Exhibit 21 to Sears Holdings' Form 10-K for the fiscal year ended January 28, 2012 that Sears Authorized Hometown Stores, LLC, Sears Outlet Stores, LLC, and Sears Home Appliance Showrooms, LLC are each identified as a separate significant subsidiary of Sears Holdings. To assist us in better understanding your response, please identify for us the specific subsidiaries of Sears Holdings that housed the Sears Hometown and Hardware and the Sears Outlet businesses during the periods presented in your financial statements and quantify the portion of the identified subsidiaries that were comprised by these businesses. Also tell us whether Sears Holdings maintained separate books for the identified subsidiaries, and if not, explain in detail why not.

Notes to Combined Financial Statements, page F-7

Note 2 – Significant Accounting Policies, page F-7

Impairment of Long-Lived Assets and Costs Associated with Exit Activities, page F-9

4. We have reviewed your response to comment 11 from our letter June 26, 2012; however, it is unclear to us why communicating your policy for providing severance benefits to terminated employees through your intranet places you within the scope of ASC 712. Please refer to ASC 712-10-15-5, ASC 420-10-55-1 and 55-16 through 55-19 and tell us whether the severance represents an enhancement to an ongoing benefit arrangement or was provided under a one-time termination benefit. If it is an enhancement to an ongoing benefit arrangement, please provide details of the ongoing benefit arrangement and

confirm that the arrangement is not limited to a specified termination event or a specified future period.

Revenue Recognition, page F-11

5. Your response to comment 12 from our letter dated June 26, 2012 indicates that the warranty reserves reflected in Note 2 relate to manufacturer warranty claims on Kenmore, Craftsman and Diehard branded products. Since you are not the manufacturer of these products, it remains unclear to us why you have recorded a liability for and apparently incur the costs associated with manufacturer warranty claims. To clarify this matter, please explain to us what the warranty says that is associated with these products, including whether it indicates to the customer that you are providing the warranty or that the manufacturer is providing the warranty. Also explain to us any agreements that you have with Sears Holdings relating to your provision of services for these manufacturer warranties and the compensation that you receive for providing these services. If you receive no compensation for providing these manufacturer warranty services, explain to us the business reasons for entering into these agreements since you appear to have voluntarily assumed the liabilities of another company with no compensation for your costs. Please better clarify these matters to your investors.

6. We have reviewed your response to comment 13 from our letter dated June 26, 2012 and note that you earn commission revenue from Sears Holding for merchandise sales made through www.sears.com. Please revise your revenue recognition policy to address this merchandise sales commission.

Unaudited Interim Financial Statements, page F-21

7. Please continue to apply the comments on your annual financial statements to your interim financial statements, where applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Yong Kim at (202) 551-3323 or Jennifer Thompson at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee at (202) 551-3427, Lilyanna Peyser at (202) 551-3222 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director

cc: Dane A. Drobny
        Sears Holdings Corporation

        Steven J. Slutzky
        Debevoise & Plimpton LLP